UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

China Cord Blood Corporation
(Name of Issuer)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G21107100
(CUSIP Number)

Eric Yip	Christopher H. Cunningham
Asset Managers (China) Fund Co., Ltd.	K&L Gates LLP
Suites 1607-8, Shell Tower Times Square 1 Matheson Street Causeway Bay	925 4th Avenue, Suite 2900 Seattle, WA 98104
Hong Kong	(206) 623-7580
(852) 2521-8222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100
1.	Names of Reporting Persons Asset Managers CCBS Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 728,129
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 728,129
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 728,129
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1) Based on 66,743,693 ordinary shares outstanding as of March 31, 2010, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 16, 2010.

CUSIP No. G21107100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Asset Managers (China) Fund Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 728,129
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 728,129
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 728,129
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) Based on 66,743,693 ordinary shares outstanding as of March 31, 2010, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 16, 2010.

CUSIP No. G21107100

EXPLANATORY STATEMENT

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the ordinary shares, $0.0001 par value (the “Ordinary Shares”), issued by China Cord Blood Corporation, a Cayman Islands company (the “Issuer”). This Amendment is being filed jointly by Asset Managers CCBS Holdings Limited, a British Virgin Islands company formerly known as Treasure Home Investments Limited (“Asset Managers CCBS”) and  Asset Managers (China) Fund Co., Ltd., a Cayman Islands company (“Asset Managers China”). Asset Managers CCBS and Asset Managers China are referred to collectively as the “Reporting Persons”.   This Amendment amends the Items set forth below of the Schedule 13D previously filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 21, 2009 by supplementing it with the information set forth herein.

Item 4.	Purpose of Transaction

As of the date of this Amendment, the Reporting Persons plan to sell the remainder of the Ordinary Shares held by the Reporting Persons (728,129 Ordinary Shares) to Huge Ally Investments Limited, which is a wholly-owned subsidiary of Asset Managers (Asia) Company Limited.  Asset Managers Holdings Co., Ltd. owns 70% of the capital stock of Asset Managers (Asia) Company Limited.  The Reporting Persons anticipate that such sale will occur within one to two weeks of the date of this Amendment.

Item 5.	Interest in Securities of the Issuer

As of July 28, 2010, the Reporting Persons beneficially owned 728,129 Ordinary Shares, representing approximately 1.1% of the Ordinary Shares issued and outstanding.  The number of Ordinary Shares as to which each Reporting Person has or shares voting or dispositive authority is set forth in Items 7 and 9 of each of the cover pages to this Amendment relating to each such Reporting Person (which are incorporated into this Item 5 by reference).  The percentages were computed based on 66,743,693 Ordinary Shares outstanding as of March 31, 2010, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 16, 2010.

In the last 60 days, the Reporting Persons disposed of an aggregate of 2,845,185 Ordinary Shares.  These shares were sold on June 22, 2010 to Asset Managers Holdings Co., Ltd., at a price of $5.46 per share pursuant to a Share Purchase Agreement dated June 22, 2010. The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Ordinary Shares on June 22, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 22, 2010 Asset Managers CCBS sold 2,845,185 Ordinary Shares to Asset Managers Holdings Co., Ltd. pursuant to the Share Purchase Agreement described in Item 5 of this Amendment and filed as Exhibit 2 hereto.  As described in Item 4 of this Amendment, within one to two weeks after the date of this Amendment, the Reporting Persons plan to sell  the remainder of the Ordinary Shares held by the Reporting Persons (728,129 Ordinary Shares) to Huge Ally Investments Limited, which is a wholly-owned subsidiary of Asset Managers (Asia) Company Limited.  Asset Managers Holdings Co., Ltd. owns 70% of the capital stock of Asset Managers (Asia) Company Limited.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1	Agreement to File Schedule 13D Jointly.
2	Share Purchase Agreement dated as of June 22, 2010 between Asset Managers Holdings Co., Ltd. and Asset Managers CCBS Holdings Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2010

ASSET MANAGERS CCBS HOLDINGS LIMITED

By	/s/ Yip Chi Chiu
	Name:	Yip Chi Chiu
	Title:	Director

ASSET MANAGERS (CHINA) FUND CO., LTD.

By	/s/ Yip Chi Chiu
	Name:	Yip Chi Chiu
	Title:	Director